The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia

Carol Crofoot Hayes
Associate General Counsel & Secretary

ADDRESS REPLY TO
P.O. Box 1734
Atlanta, Georgia 30301

404 676-5622
FAX: 404 676-8409

October 26, 2007

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:         The Coca-Cola Company
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2007
File No. 1-02217

Thank you for your letter of August 21, 2007 concerning the Definitive Proxy Statement on Schedule 14A filed on March 9, 2007 by The Coca-Cola Company (the “Company”).  We have responded to each of your comments below.  To facilitate your review, we have included in this letter the captions and numbered comments from your letter and have provided our responses immediately following each numbered comment.

The Compensation Committee, page 19

1.
We note that Towers Perrin assists the compensation committee with its responsibilities and that it gathers and analyzes data.  Please clarify the role of the compensation consultant in determining or recommending the amount and form of executive or director compensation and discuss fully the material elements of the instructions or directions to the consultant with respect to the performance of its duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:

As noted on page 37 of the Definitive Proxy Statement, the primary role of Towers Perrin, as consultant to the Compensation Committee during 2006, is to gather and analyze data related to market practice.  In particular, as requested by the Compensation Committee, the compensation consultant provides relevant comparative market data, provides objective data to assist in the selection of our peer group of companies, and comments on compensation proposals.  Towers Perrin did not determine or recommend the exact amount and form of executive compensation.  Towers Perrin has not and did not in 2006 play any role in determining the amount or form of Director compensation.

The Compensation Committee has a written engagement letter with Towers Perrin.  Under the terms of this engagement letter, the consultant reports directly to the Chairman of the Committee, the Committee determines the scope of requested services, and the Committee has the sole authority to hire, fire, and approve fee arrangements for the consultant’s work.

We will continue to detail in future filings the compensation consultant’s involvement with our executive compensation program to the extent it is material to an investor’s understanding of our executive compensation program.

Approval of Related Person Transactions, page 24

2.	Please expand the definition of “related person” to include your executive officers and their immediate family members. See Instruction 1.a.i. and iii. to Item 404(a) of Regulation S-K.

Response:

In future filings, we will include executive officers and their immediate family members in the definition of “related person.”  Based on our review, there were no transactions involving our executive officers or their immediate family members subject to disclosure under Item 404(a) of Regulation S-K during 2006.

3.
Please disclose whether your policies and procedures for approving related person transactions are in writing and, if not, how such policies and procedures are evidenced.  See Item 404(b)(1)(iv) of Regulation S-K.

Response:

Our policies and procedures regarding related person transactions are in writing in the Committee Charter for the Committee on Directors and Corporate Governance.  In addition, these policies are discussed in our Code of Business Conduct.   These documents can be found on the Company’s website, www.thecoca-colacompany.com, under the Investors section.  In future filings, we will specifically state that these policies and procedures are in writing.

Director Compensation, page 26

4.
You specify a performance goal for the compensation plan for non-employee directors and indicate that you assess earnings per share growth “after considering items impacting comparability.”  Please discuss whether you have established in advance the types of items that will be considered to determine whether earnings per share have increased or otherwise indicate how these adjustments will be made.

Response:

Under The Compensation Plan for Non-Employee Directors, the types of items that would impact comparability are established in advance, at the time the performance target for the three-year period is set by the Board of Directors.   For the 2006 – 2008 performance period, the calculation of earnings per share growth is adjusted for significant structural changes, accounting changes, and non-recurring charges and gains.  The Audit Committee must approve and certify any adjustments.  These adjustments are intended to provide a consistent year-to-year comparison.  In future filings, we will identify the types of potential adjustments that are applicable to each three-year performance period.

5.	Please clarify the effect, if any, on the vesting of awards to a director if the director does not continue as a board member.

Response:

If a Director does not continue to serve as a Director, the share units credited to his or her account for each performance period in progress are prorated based on the amount of time in the performance period he or she served as a Director.

The share units do not vest upon termination of service as a Director. No payment is made unless the performance measure is met over the original performance period.  The prorated payment, if any, is made at the same time as any payment to the other Directors.    This provision is expressly set forth in Section 4.4 of The Compensation Plan for Non-Employee Directors, which was filed with the Commission on a current report on Form 8-K on April 5, 2006.

We did not address this provision in the description of The Compensation Plan for Non-Employee Directors in our Definitive Proxy Statement since no Director who participated in this plan terminated service as a Director in 2006.  Consequently, we did not believe that a description of the provision was material to an understanding of the plan.  In future filings, we will describe this provision in the discussion of the plan.

Compensation Discussion and Analysis, page 29

6.
Please expand your reasons for paying a certain level of base salary to explain how “internal equity” is taken into account to adjust for annual increases and discuss the extent to which it is considered in setting the initial level of base salary for named executive officers.  Clarify whether it is your goal to set base salary at a certain multiple of the salary of a specified type of employee.  You also state that the compensation committee considers market data and affordability for the company when determining base salary.  Please discuss whether you consider total salary to be paid to the named executive officers when determining whether the base salary levels are affordable for the company.  If so, discuss what total base salary level has been determined to be affordable for the year.

Response:

The Compensation Committee seeks to balance the use of external data and internal data in its decision-making process to ensure that we are paying our employees comparable amounts for comparable work.  Internal equity is one factor that is considered in this process.   Our objective is to ensure that employees with similar responsibilities, experience and historical performance are rewarded comparably.  For each position in the Company, including the Named Executive Officers’ positions, we assign a job grade based on job duties and responsibilities.  Each job grade has a salary range.  When adjusting base salaries, annual increases are awarded within a pre-established range based on an assessment of the employee’s performance for the previous year.  We take into consideration experience and performance versus peers in comparable roles and we seek to provide the highest performing employees the highest rewards.

We do not seek to set the base salary of any employee, including any Named Executive Officer, at a certain multiple of the salary of a specified type of employee.

Affordability is one of many factors used in determining base salaries and annual increases.  What we pay our employees, including our Named Executive Officers, eventually is factored into the price of our products.  We look at base salaries, annual incentive opportunities and long-term incentive awards to understand whether the entire compensation package for employees, including Named Executive Officers, is competitive and affordable.  Several other elements of compensation are driven by base salary, so it is important to set the appropriate level of base salary.

We carefully consider external and internal data in setting the appropriate, affordable level of compensation.  The total base salaries disclosed have been determined to be affordable.  We are willing and able to invest in employees, including Named Executive Officers, in order to deliver results to shareowners.  We consider this compensation an investment and we manage this investment through our performance management system and with financial and individual performance objectives.

In future filings, we will continue to consider how best to disclose information material to an investor’s understanding of our executive compensation programs, including the role of internal equity and affordability.

Annual Compensation, page 30

7.
You have not provided a quantitative or qualitative discussion of the 2006 financial or other performance targets to be achieved for your named executive officers to earn the annual incentive.  You also have not included the 2007 targets.  See Instruction 2 to Item 402(b) of Regulation S-K.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  You indicate that you have exceeded the financial performance target in each of the last three years for the annual incentive, but you have not stated clearly how difficult it is to achieve the target level of performance.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

We did not disclose the specific performance targets for the 2006 annual incentive awards because we believe that to do so would result in competitive harm to the Company.   We have adopted a principled approach to disclosure of performance targets and carefully evaluate each plan to determine if disclosure would result in competitive harm.  Where we did not believe that disclosure of targets would result in competitive harm, we disclosed the specific targets. For example, on page 35 of the Definitive Proxy Statement, we disclosed the earnings per share performance targets applied to the performance share units under the Company’s long-term incentive program.  Similarly, on page 26 of the Definitive Proxy Statement, we disclosed the performance target for Director compensation.

For the 2006 annual incentive awards, on page 32 of the Definitive Proxy Statement, we disclosed that the financial measures for the Company as a whole were volume and net income and, for operating units, volume and profit before tax.  These financial criteria are applied against internal business plan targets that are set annually.  These internal business plans are highly confidential and reflect the internal aspirations for the Company as a whole and for particular geographic operating units.  These business plans do not constitute forecasts although, if disclosed, there is a risk that they would be construed as forecasts.

While information on volume, net income, and profit before tax is eventually disclosed, our internal business plans and performance against those plans are never made public. Disclosure of the Company’s internal projections and our performance against the business plans would allow competitors to understand our business priorities, areas of emphasis, investment strategies, and expectations for particular geographic regions.  Competitors and industry experts may be able to deduce the investment required to deliver certain volume or profit targets.  Likewise, if we disclosed these targets after-the-fact, competitors would have access to baseline information for future projected growth.  As an example, if competitors discovered that we are aiming for a significant percentage increase in volume or profit in a particular geographic area, this would provide competitors with highly valuable information that would allow them to focus their competitive efforts against the Company in that area.

Importantly, specific targets were also required for certain categories of products. Disclosure of internal targets for a particular category of products would provide our competitors with proprietary information on the Company’s expectations about volume in that category of beverages and also information on where the Company is focusing its efforts.  For example, if we disclosed that we expect the volume of sparkling beverages to grow at a certain percentage and still beverages to grow at a different percentage, competitors would obtain information about the Company’s strategy related to those products.  In addition, this would provide competitors with information on the Company’s prioritization of certain categories of beverages.

Since we firmly believe that competitive harm would result if we disclose the specific performance targets for our annual incentive awards, we disclosed the difficulty of achieving the targets. We disclosed on page 32 of the Definitive Proxy Statement that financial performance has exceeded the target in each of the last three years and also that the maximum has never been achieved.  It is important to note that, because this is an annual incentive plan, both the range of potential payouts based on the targets and the actual payouts are disclosed in the same Definitive Proxy Statement. We disclosed in the 2006 Grants of Plan-Based Awards table on page 51 of the Definitive Proxy Statement the threshold, target and maximum payout of the annual incentive.  The actual payment amount disclosed on page 44 in column (g) of the 2006 Summary Compensation Table for each Named Executive Officer can be compared against this range.  In 2006, for the Named Executive Officers, the performance targets for 2006 were exceeded, but the payouts were substantially below the maximum amount. This demonstrates that the target level of performance is achievable, as long as expected performance is attained, but the maximum payout is very difficult to achieve.  In the event additional disclosure is material to an investor’s understanding of the executive compensation program, we will include additional information in future filings on the difficulty of achieving the target and maximum amounts.

We did not provide information on the financial performance targets for the 2007 annual incentive awards because, as set forth in Instruction 2 to Item 402(b) of Regulation S-K, information for 2007 would have to be disclosed only if it could affect a fair understanding of the Named Executive Officer’s compensation for the last fiscal year.  Annual incentive award targets are set each year. We do not believe that the targets for 2007 awards are relevant to a fair understanding of the annual incentive plan and the award payouts for 2006.   Rather, as stated above, we believe historical results provide an investor with more pertinent information regarding the difficulty of achieving the performance targets under the plan.

In summary, we believe the information and explanation provided in the Definitive Proxy Statement about the annual incentive plan was sufficient to provide an investor with an understanding of the plan.  Disclosure of the specific targets would not materially increase an investor’s understanding of the annual incentive program and would result in competitive harm.

8.
We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Isdell received the highest salary of $1.5 million, almost two times the next highest salary, and a bonus of $5.5 million, which was more than three times the next highest bonus paid to any of the named executive officers.  Mr. Isdell was the only named executive officer to receive stock and performance share units in 2006, which accounts for a significant amount of the compensation differences between him and the other named executive officers.  However, you should supplement the disclosure to explain further the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

As you note, Mr. Isdell was the only Named Executive Officer to receive stock options and performance share units in 2006, which accounts for a significant amount of the difference between Mr. Isdell’s total compensation and the total compensation of other Named Executive Officers.  The reason for this was explained in detail beginning in the last paragraph on page 33 and continuing on page 34 of the Definitive Proxy Statement.

Regarding base salary, as we discussed on page 30 of the Definitive Proxy Statement, the process for determining base salary is the same for all employees, including Named Executive Officers.  The differences in base salary are a result of external benchmarking and differences in the relative responsibilities of each executive position.  Mr. Kent, who has the second-highest base salary, was promoted to his current position of President and Chief Operating Officer on December 7, 2006.  The increase to his base salary as a result of this promotion was effective January 1, 2007 (see page 31 of our Definitive Proxy Statement) and thus was not reflected in the 2006 Summary Compensation Table.  Prior to Mr. Kent’s promotion, the Company did not have an executive in the position of President and Chief Operating Officer.  While Mr. Isdell’s salary was approximately twice that of Mr. Kent in 2006, this difference is partly attributable to the fact that Mr. Kent’s base salary did not reflect his new position until 2007.

Regarding annual incentive, Mr. Isdell, given his role and responsibilities, is eligible for a higher target incentive percentage than the other Named Executive Officers.  This target percentage is applied against his base salary, resulting in a higher annual incentive amount.  Mr. Isdell’s leadership and strong personal performance in 2006 were also taken into account, as described in detail on page 33 of the Definitive Proxy Statement.

Finally, Mr. Isdell’s total compensation is higher than other Named Executive Officers because of the increase in the value of his future pension benefits, as disclosed in column (h) of the 2006 Summary Compensation Table.   The reasons that his change in pension value is higher than the other Named Executive Officers are explained in detail on pages 47, 57 and 58 of the Definitive Proxy Statement.  Specifically, it was disclosed on page 47 that “Mr. Isdell’s change in pension value is significant because he was rehired after retirement at a substantially higher rate of pay.  As of December 31, 2006 he had 32.5 years of service.  As a result, each year Mr. Isdell works as Chairman and Chief Executive Officer replaces an earlier year of lower eligible compensation.  This treatment applies to all plan participants.”

While we believe that that the reasons for the material differences between the compensation paid to our Named Executive Officers for 2006 were adequately explained in our Definitive Proxy Statement, in future filings, we will continue to ensure that any material differences in our compensation policies or pay decisions are appropriately addressed to the extent that such information is material to an investor's understanding of our executive compensation program.

Annual Incentive, page 31
Determination Formula, page 33

9.
Your disclosure regarding the annual incentive is lengthy and somewhat difficult to understand without attaching values to the factors you use.  Please consider including an example of how you determine the actual incentive award payout using actual dollar amounts, annual incentive targets, financial performance percentages and personal performance factors.  Please consider including the amounts awarded to the named executive officers and the various percentages related to each named executive officer.   Another alternative could involve providing tabular disclosure with representative amounts.

Response:

While we acknowledge that the discussion of our annual incentive award plan is fairly complex, we do not believe that it is difficult to understand how the plan operates without attaching specific values to each factor that is used.  On page 33 of the Definitive Proxy Statement, we set out the formula in simple form.  As described, the four primary factors are:

•	Base salary
•	Annual incentive target percentage
•	Financial performance percentage
•	Personal performance percentage

In addition, the annual incentive is increased or decreased based on performance against pre-established inclusion and diversity goals.  Of the factors, we disclosed base salary, annual incentive target percentage and the diversity multiplier.   For the reasons discussed in our response to Comment 7 above, we did not disclose the specific financial performance percentage that was applied for the 2006 awards because we believe that to do so would result in competitive harm to the Company.  In addition, we do not believe it is required or appropriate to disclose the actual personal performance percentage for each Named Executive Officer.  We believe that the disclosure of the amount of annual incentive paid in the 2006 Summary Compensation Table, column (g) (see page 44 of the Definitive Proxy Statement), along with disclosure of the range of possible awards in the 2006 Grants of Plan-Based Awards, columns (c) – (e) (see page 51 of the Definitive Proxy Statement) provides sufficient information to enable an investor to understand the material terms of the annual incentive program.

However, to provide further clarity in future filings, we will consider providing a hypothetical example of how the annual incentive is calculated. We will also consider using a table to present the factors that we disclose and look for other ways to simplify the disclosure.

2006 Pension Benefits, page 57

10.
Please clarify by footnote why the number of years of credited service differs for Mr. Isdell between the retirement plan and supplemental plan, on the one hand, and the overseas plan, on the other.  Based on the disclosure you provided on page 39, the difference between the plans is not attributable to crediting Mr. Isdell with additional years of service.  Please clarify the reasons for the difference in years of credited service.

Response:

As of December 31, 2006, Mr. Isdell had a total of 32.5 total years of service with the Company and its affiliates that are eligible to be credited for pension purposes. The Retirement Plan and the Supplemental Plan, on the one hand, and the Overseas Plan, on the other hand, are separate plans that credit service for different periods.  In Mr. Isdell’s case, 12.1 of his total 32.5 years are credited under the Retirement Plan and the Supplemental Plan and the remaining 20.4 years are credited under the Overseas Plan.  There is not overlap in the years and no additional years of service are credited.   Together, the two plans credit his 32.5 years of total service.  In future filings, we will clarify the allocation of his years of service between the various pension plans.

11.	Please clarify the meaning of the data included in the mortality table column of the assumptions you have provided.

Response:

The probability of mortality (death) is one factor used to calculate the present value of accumulated pension benefits.  The mortality tables referenced on page 58 of the Definitive Proxy Statement are standard published tables.  These references use the abbreviated name of the mortality table that was used to determine the actuarial value of the accumulated benefits shown in column (d) of the 2006 Pension Benefits Table on page 57 of the Definitive Proxy Statement.  The full name for "GAM 94" is 1994 Group Annuity Mortality Table.  The full name for "GAM 83" is 1983 Group Annuity Mortality Table.  The phrase “males and females” means that gender-specific tables were used.

We elected to disclose the assumptions for each plan in detail instead of providing a cross-reference to the Company's audited financial statements because Mr. Reyes, one of the Named Executive Officers, is located in Mexico and participates in a local pension plan.  The actuarial assumptions for the local Mexico pension plan are different from the assumptions used for the Company’s other defined benefit pension plans.  We believe that listing the specific actuarial assumptions provides an investor with more accurate disclosure in this case.  In future filings, we will clarify the meaning of the data in the mortality table column.

2006 Nonqualified Deferred Compensation, page 59

12.
Please include a footnote quantifying the extent to which amounts reported in column f previously were reported as compensation to the named executive officer in the summary compensation table for previous years.  See the Instruction to Item 402(i)(2).

Response:

As stated on page 59 of the Definitive Proxy Statement, “All contributions by the Named Executive Officers are voluntary elections to defer receipt of compensation that they were entitled to be paid in the current year.”  In addition, we disclosed on page 59 of the Definitive Proxy Statement that no Named Executive Officer has ever received a Company contribution to the Deferred Compensation Plan.  Therefore, the entire amount in column (f) consists of base salary or annual incentive payments, plus earnings, that would have been paid to the Named Executive Officer had he or she not elected to defer the compensation.   For 2006 contributions, this is disclosed in the 2006 Summary Compensation Table.  For prior years’ contributions, this would have been reported in the Summary Compensation Table for that year, if the individual was a Named Executive Officer.

In future filings, consistent with Question 10.01 of the staff’s Compliance and Disclosure Interpretations, we will provide the necessary quantification in the footnotes to this table.

13.
Please disclose the measure for calculating interest or other plan earnings (including the frequency in which selections may be changed), quantifying interest rates and other measures applicable during your last fiscal year.  See Item 402(i)(3)(ii) of Regulation S-K.

Response:

The Deferred Compensation Plan does not provide or guarantee any specified rate of interest.  As disclosed on page 59 of the Definitive Proxy Statement: “The employee earns a deferred return based on deemed investments in mutual funds selected by the employee from a list provided by the Company.  The investment risk is borne entirely by the employee. . . .  Gains and losses are credited based on the participant’s election of a variety of deemed investment choices.  Participants’ accounts may or may not appreciate and may even depreciate depending on the performance of their deemed investment choices.  None of the deemed investment choices provide interest at above-market rates.”   We believe this is adequate disclosure of the method for crediting plan earnings and we do not believe disclosure of the actual funds and their individual returns provides information that is material to an investor’s understanding of the Deferred Compensation Plan. Such disclosure could be quite lengthy and would be more relevant to the Named Executive Officer’s investment strategy than to an understanding of the Deferred Compensation Plan.  Aggregate earnings for each Named Executive Officer are disclosed in the 2006 Nonqualified Deferred Compensation table on page 59 of the Definitive Proxy Statement.  Participants may change their deemed investment elections on a daily basis.  In future filings, we will disclose that plan participants may change investment elections on a daily basis.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this letter to me at 404-676-5622.

Sincerely,

/s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:           E. Neville Isdell, Chairman and Chief Executive Officer